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CM 3.23

04017536

SEC[illegible]COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51337

RECEIVED FEB 27 2004 PROCESSING SECTION 187 D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KR Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Pretty Brook Road
(No. and Street)

Princeton, (City) New Jersey (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale B. Krieger (609) 924-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Dale B. Krieger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KR Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARY ANN McCLOUGHAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 2, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

KR SECURITIES, LLC

December 31, 2003

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
KR Securities, LLC

We have audited the accompanying statement of financial condition of KR Securities, LLC (the "Company") as of December 31, 2003 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KR Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
January 30, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

KR Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$107,103
Receivable from brokers and dealers	37,799
Total assets	$144,902

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 25,000
Member's equity	119,902
Total liabilities and member's equity	$144,902

The accompanying notes are an integral part of this statement.

KR Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2003

Revenue	
Principal transactions	$475,065
Commissions	75,701
Distribution service fee	30,162
Interest income	561
Total revenues	581,489
Expenses	
Administrative services	595,000
Clearance and commission fees	23,434
Insurance expense	1,993
Dues and subscriptions	11,212
Other operating expense	112
Total expenses	631,751
NET LOSS	$ (50,262)

The accompanying notes are an integral part of this statement.

KR Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2003

Member's equity, beginning of year	$170,164
Net loss	(50,262)
Member's equity, end of year	$119,902

The accompanying notes are an integral part of this statement.

KR Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (50,262)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase (decrease) in assets and liabilities	
Receivable from brokers and dealers	(8,322)
Accrued expense	25,000
Net cash used in operating activities	(33,584)
Net decrease in cash and cash equivalents	(33,584)
Cash and cash equivalents at January 1, 2003	140,687
Cash and cash equivalents at December 31, 2003	$107,103

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

KR Securities, LLC (the "Company") is a single-member Delaware limited liability company. The Company is a wholly-owned subsidiary of Krieger, Ruderman & Co., LLC (the "Parent" or "Member").

The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company has a clearing agreement with Bear Stearns Securities Corporation ("Bear Stearns") whereby Bear Stearns clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Bear Stearns. Accordingly, customer open transactions are not reflected on the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers. This exposure is reduced by the Company's policy of obtaining and maintaining adequate collateral until open transactions are completed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Transactions in securities are recorded on the trade date. Securities owned and securities sold, but not yet purchased are recorded at market value on a trade-date basis. Securities sold, but not yet purchased are subject to market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

Commissions

Commission revenues and related expenses from customer transactions are recorded on the trade date. When acting as broker or dealer, the Company will be entitled to receive brokerage commissions, mark-ups or mark-downs.

NOTE A (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

Income Taxes

The Company is a single-member limited liability company. The taxable income or loss of the Company is allocated to and included in the tax returns of the individual members of the Parent. The Company may be subject to state and local taxes in certain jurisdictions in which they operate.

NOTE B - RELATED PARTY TRANSACTION

The expenses associated with management of the Company and certain other administrative expenses are allocated by the Parent to the Company pursuant to an expense allocation agreement. Accordingly, the results of operations are not necessarily indicative of those results had the Company been a stand-alone entity. For the year ended December 31, 2003, the Company was allocated administrative expenses of $595,000 from the Parent.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to minimum net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $113,950, which was $108,950 in excess of its required net capital of $5,000.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE D - PROFIT SHARING PLAN

The Company has a nonqualified employee profit sharing plan, which provides for contributions at the discretion of management. Employees become vested over a six-year period. The Company did not make any contributions for the year ended December 31, 2003.

SUPPLEMENTARY INFORMATION

KR Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Net capital	
Member's equity	$119,902
Deductions and/or charges	
Nonallowable assets	
Other deductions	5,000
Net capital before haircuts on securities position	114,902
Haircuts on securities positions	952
Net capital	$113,950
Aggregate indebtedness	$ 25,000
Aggregate indebtedness to net capital ratio	0.22 to 1
Computation of basic net capital requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Net capital in excess of requirement	$108,950

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

STATEMENT REGARDING RULE 15c3-3

December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com